EXHIBIT (d)(4)

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT, dated as of February 13, 2002 (this “Agreement”), by and among dick clark productions, inc., a Delaware corporation (the “Company”), DCPI Investco, Inc., a Delaware corporation (the “Parent”), and FRANCIS C. LA MAINA, an individual (the “Executive”).

WHEREAS, the Company has entered into an Agreement and Plan of Merger, dated as of February 13, 2002 (the “Merger Agreement”), with the Parent, Capital Communications CDPQ Inc., a corporation organized under the laws of Quebec (“CDPQ”), and DCPI Mergerco, Inc., a Delaware corporation, pursuant to which DCPI Mergerco, Inc., will merge (the “Merger”) with and into the Company, with the Company being the surviving corporation;

WHEREAS, in connection with the Merger, the Executive will dispose of all of his shares of stock in the Company; and

WHEREAS, the Company desires to secure the continued services of the Executive following the consummation of the Merger and the Executive desires to continue to be employed by the Company.

NOW, THEREFORE, the Company shall employ the Executive on the terms, provisions and conditions set forth in this Agreement and the Executive is willing to accept such employment with the Company, upon such terms, provisions and conditions.

Accordingly, the parties hereby agree as follows:

1.    Employment.

(a)  The Company shall employ the Executive, and the Executive shall serve the Company during the Term (as hereinafter defined), as President and Chief Operating Officer of the Company. As President and Chief Operating Officer of the Company, the Executive will have such duties and responsibilities as are normally associated with such position and as are specified in the bylaws of the Company. The Executive hereby accepts such employment and agrees to serve as the President and Chief Operating Officer of the Company. The Company may request the Executive to serve as the President and Chief Operating Officer of certain of its subsidiaries, and if so requested, the Executive agrees to serve as the President and Chief Operating Officer of those subsidiaries. The Executive shall devote his best efforts and the major portion of his business time to the performance of his duties under this Agreement and shall perform them faithfully, diligently and competently. The Executive shall report only to (x) either (A) the Chairman of the Company, as long as that position is held by Mr. Richard W. Clark (“Mr. Clark”), (B) if Mr. Clark is not the Chairman, to the Chief Executive Officer of the Company and (y) to the Board of Directors of the Company. All executives of the Company shall report to the Executive, other than (i) the Chairman and Chief Executive Officer, (ii) the Vice President-Administration, so long as the position of Vice President-Administration is held by Ms. Karen Clark and (iii) Mr. Jules Haimovitz. The Executive’s services shall be performed at the Company’s current offices in Burbank, California (or such other location as the Executive and the Company may mutually agree upon), subject to travel reasonably and customarily required by the Company in connection with the Executive’s services hereunder.

(b)  Notwithstanding anything to the contrary contained in this Agreement or in any other agreement to which the Executive is a party, the Executive during his employment with the Company and during the Consultancy Period (as hereinafter defined) as contemplated by Section 10 hereof, if applicable, may devote a significant portion of his business time to other business activities, including, without limitation, serving as an officer of companies a majority of whose equity is owned, directly or indirectly, by Mr. Clark and/or Mr. Clark and the Executive; provided such companies do not compete with the business conducted by the Company and its subsidiaries or are otherwise permitted to be owned by Mr. Clark pursuant to the terms of his then current employment agreement with the Company (“Affiliated Companies”), providing financial, consulting and other services to Mr. Clark in connection with any activities that Mr. Clark is permitted to engage in accordance with his then current employment agreement with the Company and serving as a director of any Affiliated Company and, during the Consultancy Period, serving as an executive of a broadcast, cable or satellite television network; provided further, that engaging in such activities do not materially interfere with the Executive’s performance of his duties under this Agreement.

(c)  For so long as the Executive is employed by the Company and/or the Parent, the Executive shall serve as a director on the board of directors of the Company and the Parent. In addition, the Executive shall serve as a member of a management committee of the Company (the “Management Committee”). The Management Committee shall make recommendations with respect to the strategic goals and other business initiatives for the Company, but shall not constitute a committee of the Board of Directors of the Parent or the Company. The Management Committee will be comprised of four (4) members designated by the Board of Directors of the Parent. The initial members of the Management Committee shall be the Executive, Mr. Clark, Mr. Jules Haimovitz and Mr. Allen Shapiro. Additionally, CDPQ may designate a liaison (who will not be a member of such committee and who will initially be Henry Winterstern) to the Management Committee who will be informed on a regular basis of the activities and decisions of the Management Committee. The Management Committee will endeavor to make determinations by unanimity, but if unanimity cannot be obtained, the decisions of the Management Committee shall be made by a majority of its members. If a particular decision of the Management Committee is deadlocked among its members (i.e., two in favor and two opposed to some action), the matter will be referred to the Parent’s Board of Directors for determination in accordance with the Parent’s by-laws and the Stockholders Agreement, dated as of February 13, 2002 (the “Stockholders Agreement”), by and among the Richard W. Clark, Jules Haimovitz, the Executive, Henry Winterstern, Mosaic Media Group, Inc., CDPQ, Parent and the Company. The officers of the Company, including the Executive, shall be responsible for implementing the decisions of the Management Committee.

2.    Term of Employment.

The term of Executive’s employment by the Company under this Agreement shall commence on and as of the consummation of the Merger (the “Employment Date”), and, subject to earlier termination pursuant to Section 5, 7 or 8 hereof, shall terminate on June 30, 2007 (the “Term”). Notwithstanding the foregoing, unless the Company gives written notice (a “Non-

Renewal Notice”) to the Executive prior to the April 1 that is at least two (2) years prior to the last day of the then-current Term, that the Company does not intend that the Term be extended, the Term shall automatically extend for an additional period of five (5) years from its then-current expiration date. If the Company does not deliver the Non-Renewal Notice to the Executive prior to such April 1, and the Company and the Executive fail to reach agreement, within 90 days after such April 1, with respect to the method for determining a bonus payment for fiscal years after June 30, 2007, then the Executive shall have the right, exercisable by giving written notice to such effect to the Company within 90 days after such April 1, to nullify the extension of the Term. Such notice shall be deemed given by the Company on the date the Executive elects to become a consultant pursuant to Section 10. Such notice shall not be considered a termination of the Executive’s employment by the Company Without Cause (as hereinafter defined) and shall not entitle the Executive to terminate his employment pursuant to Section 7(d). For purposes of this Agreement, “Term” shall include any extension of the then-applicable Term as provided in this Section 2. An example of the operation of this Section 2 is as follows: if by April 1, 2005 the Company does not give written notice to the Executive that the Company does not intend the Term to be extended, then the Term shall automatically be extended to June 30, 2012.

3.    Compensation.

(a)  As full compensation for all services rendered by the Executive to the Company and its Subsidiaries under this Agreement during the Term, the Company shall, commencing on the Employment Date, pay to the Executive during the initial five (5) year period of the Term a base salary at an annual rate of $604,439, payable in equal installments (once every two weeks) in accordance with the Company’s customary payroll practice for its executives. On each July 1 during the Term, commencing with July 1, 2003, the base salary payable to the Executive pursuant to this Section 3(a) shall be increased by an amount, if any, equal to the percentage increase in the consumer price index (the “CPI”) for Los Angeles, California for the twelve (12) month period ended on the June 30, as next preceding such July 1, as published by the Federal Bureau of Labor Statistics (the “Bureau”) or any successor entity to the Bureau multiplied by the then current base salary pursuant to this Section 3(a); provided that if the Bureau no longer publishes the CPI, then a comparable index reasonably acceptable to the Company and the Executive shall be substituted therefore.

(b)  Prior to any extension of the Term, as contemplated by Section 2 hereof, the Company and the Executive shall negotiate in good faith and attempt to agree upon an appropriate increase in the base salary payable to the Executive pursuant to Section 3(a) hereof, taking into account, among other things, comparable salaries for executives performing similar services in the businesses in which the Company engaged and the experience and expertise of the Executive. If the Company and the Executive are unable to agree upon a new base salary, the base salary for such extension shall be fifteen percent (15%) higher than the base salary payable to the Executive during the year immediately preceding the extension, as adjusted for changes in the CPI as described in Section 3(a).

(c)  In addition to the base salary, with respect to each fiscal year of the Company during the Term, commencing with the fiscal year ending June 30, 2003, and ending with the fiscal year ending June 30, 2007, the Company shall pay to the Executive a bonus determined in accordance with the bonus plan attached hereto as Exhibit A, the terms of which are incorporated herein by reference. If the Term extends beyond the fiscal year ending June 30, 2007, the Company and the Executive will negotiate in good faith a method for determining the payment of a bonus to the Executive for such subsequent fiscal years. The bonus shall be paid to the Executive by the Company no later than thirty (30) days after the completion of the Company’s audited financial statements for the applicable fiscal year.

(d)  Upon the Employment Date, the Parent will grant to Executive an option to purchase shares of voting common stock of the Parent that represent 2.5% of the number of shares of common stock of the Parent outstanding (on a fully diluted basis) as of the Employment Date. Such option shall have a per share exercise price equal to $1 per share. Such option shall vest (and become exercisable) as to twenty percent (20%) of the underlying shares of common stock on the first anniversary date of the option grant and ratably thereafter each month during the next four (4) years. Such option shall become fully vested and exercisable upon the Company’s termination of the Executive Without Cause (as hereinafter defined) pursuant to Section 7, upon a Change in Control (as hereinafter defined) or upon the Company’s termination of the Executive pursuant to Section 5(a). Such option shall have a term of ten (10) years and may be exercised, to the extent vested, (i) if the Executive’s employment is terminated Without Cause or due to disability, by the Executive at any time during such term, (ii) if the Executive’s employment terminated due to his death, by the Executive’s representative within one (1) year following the Executive’s death, (iii) if the Executive’s employment is terminated by the Executive following a Change of Control pursuant to Section 8, by the Executive within 9 months following such Change of Control, and (iv) if the Executive’s employment terminates for any other reason, by the Executive within 90 days following the Executive’s termination of employment. Such option shall be granted pursuant to a stock option plan to be adopted by the Parent (the “Plan”) and shall be subject to such other terms as provided in the Plan (it being understood that the Plan will have customary provisions permitting the Company to cash-out stock options in connection with a sale of substantially all of the Company’s assets, a merger, a recapitalization or a similar transaction). If there is any inconsistency between the terms of the Plan and this Agreement, this Agreement shall control.

4.    Fringe Benefits; Expenses; Indemnification.

During the Term:

(a)  The Executive shall be entitled to receive all health and pension benefits provided by the Company to its senior executives (except those benefits provided to Mr. Clark pursuant to Mr. Clark’s employment agreement with the Company dated February 13, 2002) and to all other fringe benefits provided by the Company to its executives as a group and shall also be entitled to participate in all benefit plans (including disability benefits) from time to time provided by the Company to its executives as a group. The benefits provided to the Executive shall never be less than those provided to him under the Employment Agreement, dated as of July 1, 1997, as amended (the “1997 Employment Agreement”) by and between the Executive and the Company. The Executive shall also be entitled to a term life insurance policy, naming such beneficiaries as the Executive shall specify from time to time, in an amount equal to $2,000,000 (the “Term Life Policy”).

(b)  The Company shall reimburse the Executive for all reasonable out-of-pocket expenses (including, without limitation, entertainment expenses) incurred by the Executive in connection with the performance of the Executive’s services for the Company hereunder (it being agreed that first-class travel and accommodations are reasonable expenses), upon submission of vouchers and/or receipts by the Executive in accordance with the Company’s policies and procedures.

(c)  The Executive shall be entitled to six (6) weeks of vacation time annually (based upon the period from July 1 through June 30), which shall be taken at times selected by the Executive which are consistent with the proper performance of the Executive’s duties under this Agreement. The Executive may accrue an unlimited amount of earned but unused vacation time.

(d)  The Executive shall be entitled to the use of the same office and parking space that the Executive used immediately prior to the Employment Date, so long as the Company continues to occupy the premises at 3003 West Olive Avenue, Burbank, California (the “Existing Premises”. In the event that the Company ceases to occupy the Existing Premises, the Executive shall be entitled to the use of a comparable office and comparable parking space in the new premises occupied by the Company in comparison with the office and parking space used by him at the Existing Premises. As an executive officer of the Company, the Executive shall be entitled to utilize the services of those assistants that were employed by the Company as assistants to the Executive immediately prior to the Employment Date, to the extent that such assistants remain employed by the Company after the Employment Date; it is to be understood that the Company intends to continue the employment of such assistants following the Employment Date. In the event any such assistant terminates her employment following the Employment Date, the Company shall arrange for the hiring, with the Executive’s consent, of a replacement for such assistant, which replacement shall be generally comparable in all relevant skills and abilities to the departing assistant. The Company shall pay the costs and expenses of maintaining and upgrading the computer equipment and facsimile machines used by the Executive in his office and home office, and of the Executive’s use of a cell phone and pager.

(e)  During the Term, the Company and the Parent shall indemnify the Executive and hold the Executive fully harmless from and against all claims, actions, suits, proceedings, liabilities, damages, fines, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses) which may be incurred by the Executive in connection with the performance of his duties hereunder and in his capacity as an officer or director of the Company or any of its subsidiaries or serving in some other capacity at the request of the Company, to the fullest extent permitted by applicable law and to an extent no less than provided to any other executive officer or director of the Company or the Parent. In addition, on the Employment Date the Company and the Parent shall enter into an indemnification agreement with the Executive containing terms and provisions substantially identical to the terms and provisions of the indemnification agreement in effect between the Company and the Executive prior to the Employment Date. During the Term (and for six years thereafter), the Company and the Parent shall maintain in full force and effect (and pay all premiums which may be due in respect thereof) directors and officers liability insurance coverage insuring against those matters which are insured against under the directors and officers liability policy of the Company and the Parent in effect prior to the Employment Date and which shall provide not less than $3 million of coverage per occurrence and in the aggregate.

5.    Disability or Death.

(a)  If, as the result of any physical or mental disability (any such mental disability to be determined by a competent physician mutually acceptable to the Company and the Executive), the Executive shall have failed or been unable to perform the Executive’s duties hereunder for a period of one hundred eighty (180) consecutive calendar days (“Disability”), the Company may, by written notice to the Executive subsequent thereto, terminate the Executive’s employment under this Agreement prior to the end of the Term, effective as of the date of the notice. If the Executive’s employment is terminated pursuant to this Section 5(a), the Company shall pay to the Executive (in equal installments every two (2) weeks) (i) for the period from the date of termination through the June 30 next succeeding such date of termination, an amount equal to his base salary for such period at the date of termination; (ii) for the next succeeding twelve (12) month period, an amount equal to 80% of his base salary at the date of termination; (iii) for the next succeeding twelve (12) month period, an amount equal to 60% of his base salary at the date of termination; and (iv) for the twenty-four (24) month period commencing on the date of the last payment required to be made pursuant to clauses (i), (ii) and (iii) above, an amount equal to 50% of his base salary at the date of termination. In addition, the Company shall maintain and pay for the Executive’s then existing health, life insurance and other benefits during the time period in which any payments are being made pursuant to this Section 5(a) and the Company shall maintain and pay for the Executive’s existing health and life insurance benefits for a period of five (5) years thereafter (collectively, the “Maintenance Period”). At the Executive’s request, prior to or at the end of the Maintenance Period, the Company shall assign the Term Life Policy to Executive, shall take all such actions reasonably necessary to effectuate such assignment, and upon such assignment, the Executive shall assume responsibility for the payment of the premiums for the Term Life Policy.

(b)  The period of the Executive’s employment under this Agreement shall automatically terminate upon the Executive’s death. In the event of the Executive’s death, the Company shall pay to the beneficiary designated in writing by the Executive to the Company (or if the Executive fails to so designate a beneficiary, to the Executive’s estate), an amount at an annual rate equal to his base salary in effect on the date of the Executive’s death for a period of two (2) years from the date of the Executive’s death, payable in equal installments on the first day of the month next succeeding the data of death and the first day of each month thereafter.

(c)  If the Executive’s employment with the Company terminates pursuant to Section 5(a) or 5(b), the Company shall pay the Executive a pro-rated bonus for the year of termination pursuant to the bonus plan described in Section 3(c).

6.    Non-Competition; Confidential Information.

(a)  As an inducement to Parent to consummate the Merger, (i) the Executive hereby covenants and agrees that during the period of the Executive’s employment under this Agreement and/or the Consultancy Period (as hereinafter defined), if applicable, and (ii) for a period of one (1) year after the date the Executive voluntarily terminates his employment (other than because of a Change of Control (as such term is defined in Section 8 hereof), a termination by the Executive in accordance with Section 7(d) hereof or upon the Executive’s right to become a consultant to the Company pursuant to Section 10 hereof) or if the Executive’s employment is terminated by the Company for Cause (as such term is hereinafter defined) as provided for hereunder, the Executive shall not, directly or indirectly, engage or be interested (as a stockholder, director, officer, agent, broker, partner, individual proprietor, lender or otherwise) in any other business which is competitive with the business of the Company and its subsidiaries anywhere in the world, except that the Executive may (i) engage in the activities otherwise permitted pursuant to Section l(b) hereof, whether or not competitive with the Company or any of its subsidiaries, (ii) serve as an executive of a broadcast, cable or satellite television network, and (iii) own not more than 5% of the outstanding securities of any class of any publicly held company; provided that this Section 6 shall not prohibit the Executive from holding more than 5% of the outstanding securities of any class of capital stock of the Company if the Company is a public company (i.e. a Company required to file reports under the Securities and Exchange Act of 1934, as amended). The Executive acknowledges that the geographic scope of this Section 6(a) is reasonable in order to protect the goodwill of Parent and the Company.

(b)  The Executive shall not, directly or indirectly, either during the period of the Executive’s employment under this Agreement or thereafter, disclose to anyone (except in the regular course of the Company’s business or as required by deposition, interrogatory, civil investigative demand, applicable law or subpoena), or use in competition with the Company, any non-public and proprietary information acquired by the Executive during his employment by the Company hereunder with respect to any confidential or secret aspect of the Company’s operations, business, affairs, plans, prospects, strategies or condition (financial or otherwise), unless such information has become public knowledge other than by reason of actions (direct or indirect) of the Executive.

(c)  Except for any personal assistants to the Executive, the Executive shall not, directly or indirectly, either during the period of the Executive’s employment under this Agreement or for a period of one (1) year thereafter, solicit the services of any person who was a full-time employee of the Company at any time during the last year of the term of the Executive’s employment under this Agreement.

(d)  The Executive acknowledges that the remedy at law (including, without limitation, a remedy calculated as monetary damages) for breach of his covenants under this Section 6 will be inadequate and, accordingly, in the event of any breach or threatened breach by the Executive of the provisions of this Section 6, the Company shall be entitled to seek, in addition to all other remedies (all such remedies being cumulative), whether at law, in equity or otherwise, to an injunction and/or other appropriate equitable relief restraining any such breach or threatened breach (without posting any bond or other security or being required to prove actual damages).

7.    Termination.

(a)  The Company shall have the right to terminate the Executive’s employment with the Company hereunder (i) for Cause (as hereinafter defined) or (ii) Without Cause (as hereinafter defined). For purposes of this Agreement, the term “Cause” shall mean any material breach of the Executive’s obligations under Section 6 of this Agreement which is not cured within thirty (30) days after written notice thereof to the Executive; the conviction of the Executive of a felony that is not reversed, remanded or vacated within thirty (30) days thereafter, gross misconduct by the Executive related to the Executive’s position with, or duties or obligations to, the Company, which is likely to materially and adversely affect the Company’s business or financial condition which is not cured within thirty (30) days written notice to the Executive, such notice to specify the nature of the misconduct, the chronic addiction of the Executive to drugs or alcohol (as determined by a competent physician) which materially and adversely affects the Executive’s performance of his duties under this Agreement; or the Executive’s willful failure to perform his material duties to the Company hereunder within a reasonable period under the circumstances after written notice from the Board of Directors of the Company to the Executive (which notice shall specifically identify the manner in which the Board of Directors believes that the Executive has so failed to perform his duties) (provided such duties are consistent, in the reasonable opinion of the Executive, after obtaining an opinion of counsel who is reasonably acceptable to the Company, with this Agreement and applicable law).

(b)  If the employment of the Executive hereunder is terminated for Cause, the Company shall not be obligated to make any further payments to the Executive hereunder (other than for accrued and unpaid base salary pursuant to Section 3(a), for any accrued and unpaid bonus for the year of termination pursuant to the bonus plan described in Section 3(c), for accrued vacation and the reimbursement of expenses incurred in accordance with Section 4(b) hereof, in each case through the date of termination), or continue to provide any benefit to the Executive under this Agreement (other than benefits which have accrued pursuant to any plan or applicable law to the date or termination).

(c)  If the employment of the Executive is terminated Without Cause, (i) the Company shall pay to the Executive the base salary pursuant to Section 3(a) and the Average Bonus (as hereinafter defined), at such times as if the Executive had remained employed with the Company hereunder, for the greater of (x) the remainder of the then current Term or (y) three (3) years after termination, all regardless of the amount of compensation the Executive may earn or be able to earn with respect to any other employment or consulting that the Executive may obtain or be able to obtain (i.e., the Executive shall have no duty to mitigate and the Company shall have no right to offset), (ii) all of the Executive’s options to purchase stock of the Parent shall become fully vested and immediately exercisable, (iii) the Company shall reimburse the Executive for all expenses to which he is entitled to payment under Section 4(b), (iv) during the period in which the Executive is receiving payments pursuant to clause (i) of this Section 7(c) the Company shall maintain and pay for the Executive’s then existing health insurance, life insurance and related benefits and the Company shall maintain and pay for the Executive’s existing health and life insurance benefits for a period of five (5) years thereafter (collectively, the “Termination Maintenance Period”); provided, however, that the Company’s obligations under this clause (iv) shall terminate to the extent that the Executive is offered and receives comparable health or life insurance coverage (both as to cost and benefits provided when compared to the policies and benefits in effect prior to termination), as reasonably determined by the Executive and (v) the Company shall pay to the Executive all accrued and unpaid salary and bonus pursuant to Sections 3(a) and 3(c) through the date of termination. Notwithstanding anything to the contrary contained in the immediately preceding sentence, at the request of the Executive, prior to or at the end of the Termination Maintenance Period, the Company shall assign the Term Life Policy to Executive and shall take all such actions reasonably necessary to effectuate such assignment, and upon such assignment, the Executive shall assume the responsibility for the payment of the premiums thereon.

(i)  For purposes hereof, “Average Bonus” shall mean the average of the annual bonuses paid to the Executive pursuant to Section 3(c) and/or the 1997 Employment Agreement, for the five (5) fiscal years immediately preceding the fiscal year in which the Executive’s employment with the Company is terminated. If the annual bonus paid is payable to the Executive pursuant to Section 3(c) with respect to any period which is less than a full fiscal year, the bonus shall be equal to the Average Bonus multiplied by a fraction, the numerator of which is number of days in such fiscal year, and the denominator of which is number of days in such fiscal year prior to the date of the Executive’s termination.

(ii)  For purposes hereof, “Without Cause” shall mean a termination of the Executive’s employment hereunder by the Company for any reason whatsoever other than (A) for Cause, pursuant to Section 7(a) hereof, (B) pursuant to Section 5(a) or 5(b) hereof, (C) upon exercise of the Executive’s right to become a consultant to the Company pursuant to Section 10 hereof or (D) by virtue of expiration of the Term.

(d)  The Executive shall have the right to terminate his employment with the Company under this Agreement prior to the end of the Term, upon prior written notice to the Company, specifying the reason for his termination and following the occurrence of any of the following events:

(i)  the Executive is not retained as both President and Chief Operating Officer of the Company even if the Executive is allowed to continue in the employ of the Company; or

(ii)  the Company materially reduces the Executive’s duties and responsibilities hereunder; or

(iii)  the Executive is removed from his position as a member of the Management Committee or of the Board of Directors of the Company or the Parent for any reason other than in connection with the Executive’s termination for Cause; or

(iv)  the size, rights and powers of the Management Committee are changed in any material respect without the concurrence of the Executive; or

(v)  the Company shall engage in any material business activity or line of business that is outside of the Mulholland Business (as defined in the Stockholders Agreement); or

(vi)  the Company fails to perform or observe any of its material obligations to the Executive under this Agreement or the Stockholders Agreement, including, without limitation, by failing to provide or cause the provision of, any of the compensation or benefits to the Executive that it is obligated to provide hereunder; or

(vii)  the following occurs three (3) or more times: the Company (other than at the direction of the Executive or Mr. Clark) takes any action that would prevent the Executive from receiving the screen credit for a Program described in Section 11(b), the Executive objects within thirty (30) days of such action, and as a result of such action the Executive does not receive such credit for such Program.

Notwithstanding the foregoing, other than with respect to events described in Sections 7(d)(i) and 7(d)(iii), the Executive shall not be entitled to terminate his employment with the Company pursuant to this Section 7(d) unless he has notified the Company of his intent to so terminate within thirty (30) days after he has actual knowledge of the event giving rise to the notice and the Company fails to cure the condition specified in the Executive’s notice to the Company required to be provided by this Section 7(d) within thirty (30) days following such notice; provided, however, that the Company shall not have an opportunity to cure any fact or circumstance arising during any calendar year that gives the Executive a right to terminate his employment pursuant to this Section 7(d) if substantially the same fact or circumstance has previously occurred during such calendar year and the Executive has previously given the Company notice of his intent to terminate his employment because of the occurrence of such fact or circumstance during the forementioned 30-day period. If the Executive terminates his employment pursuant to this Section 7(d), such termination shall be deemed to be a termination by the Company Without Cause, with the same effect and affording to the Executive the same rights and benefits as otherwise provided in this Agreement upon a termination of the Executive’s employment by the Company Without Cause. The Executive shall not have any rights pursuant to this Section 7(d) if (x) the occurrence of the triggering events was the result of a Change of Control (as hereinafter defined) or (y) the Term expires.

(e)  Upon expiration of the Term or the Consultancy Period (as hereinafter defined), the Company shall maintain and pay for the Executive’s existing health and life insurance benefits for a period of five (5) years thereafter and at the end of such 5-year period, the Company shall, at the request of the Executive, assign the Term Life Policy to the Executive, and shall take all such actions reasonably necessary to effectuate such assignment, and upon such assignment, the Executive shall assume the responsibility for the payment of the premiums thereon.

8.    Change of Control.

Notwithstanding anything in this Agreement to the contrary (but without limiting Section 9(b) hereof), provided the Executive has not previously terminated employment with the Company and has not elected to become a consultant pursuant to Section 10, the Executive shall have the right to voluntarily terminate his employment with the Company (but not to elect to become a Consultant pursuant to Section 10) within one hundred and twenty (120) days after a Change of Control (as hereinafter defined). If the Executive voluntarily terminates his employment with the Company within such 120-day period after a Change of Control (other than a Change of Control that occurs after notice of exercise of the Put (as defined in the Stockholders Agreement) has been given), (i) the Company shall pay to the Executive for a period of three (3) years from the date of such termination or through the last day of the Term, if later, an amount at an annual rate (payable in equal monthly installments) equal to the sum of (a) the Executive’s base salary in effect on the date of termination of employment and (b) the Average Bonus, or if later, the last day of the Term, regardless of the amount of compensation the Executive may earn or be able to earn with respect to any other employment or consulting that the Executive may obtain (i.e., the Executive shall have no duty to mitigate and the Company shall have no right to offset), (ii) all of the Executive’s options to purchase stock of the Parent shall become fully vested and immediately exercisable, (iii) during the period in which the Executive is receiving payments pursuant to clause (i) of this Section 8 and for a period of five (5) years thereafter, the

Company shall maintain and pay for the Executive’s existing health, life insurance and related benefits and at the end of such five (5) year period, the Company shall, at the request of the Executive, assign the Term Life Policy to the Executive, and shall take all such actions reasonably necessary to effectuate such assignment, and upon such assignment, the Executive shall assume the responsibility for the payment of the premiums thereon (iv) the Company shall reimburse the Executive for all expenses for which he is entitled to reimbursement under Section 4(b) and (v) the Company shall pay to the Executive all accrued and unpaid salary and bonus pursuant to Sections 3(a) and 3(c) through the date of termination. For purposes of this Agreement, a “Change of Control” shall occur if, during the Term, (A) the stockholders of the Parent (or their affiliates) as of the Employment Date and after the Merger has been consummated, either individually or as a group, cease to control, either through direct or beneficial ownership or by contract or otherwise, in the aggregate, shares of capital stock of the Parent sufficient (in the absence of any voting agreement) to elect a majority of the Board of Directors of the Parent, unless such cessation of control is due to the sale of stock by the Parent to the public pursuant to an IPO (as hereinafter defined) or (B) the Parent (or its affiliates) ceases to control, either through direct or beneficial ownership or by contract or otherwise, in the aggregate, shares of capital stock of the Company sufficient (in the absence of any voting agreement) to elect a majority of the Board of Directors of the Company, unless such cessation of control is due to the sale of stock by the Company to the public pursuant to an IPO. The term “IPO” shall mean an offering by the Parent of its common stock to the public in a firm commitment underwriting which results in gross proceeds to the Parent of at least $20,000,000 pursuant to an effective registration statement under the Securities Act of 1933, as amended, or any comparable process under any similar federal statute then in effect. For the avoidance of doubt, (i) the Merger shall not constitute a “Change of Control,” and (ii) a “Change of Control” shall not be deemed to occur if any of the Stockholders or their Affiliates (as each term is defined in the Stockholders Agreement) acquires control of the Parent or the Company.

9.    Miscellaneous.

(a)  This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to agreements made and to be performed in California, and without regard to principles of conflicts of law.

(b)  If any benefit paid to or for the benefit of the Executive hereunder is determined to be an “Excess Parachute Payment” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), the Company shall pay the Executive an additional amount such that (x) the excess of all Excess Parachute Payments (including any payments under this Section 9(b)) over the sum of excise tax thereon under Section 4999 of the Code and income tax thereon under subtitle A of the Code and under applicable state law is equal to (y) the excess of all Excess Parachute Payments (excluding payments under this sentence) over income tax thereon under Subtitle A of the Code and under applicable state law. The above determination shall be made without regard to interest and penalties for failure to pay or underpayment of taxes.

(c)  This Agreement and the documents specifically referenced herein set forth the entire understanding and agreement among the parties hereto with respect to the subject matter herein. There are no representations, warranties or promises between or among the parties with respect to the subject matter hereof, other than those set forth herein.

(d)  All notices, demands, consents, requests, instructions and other communications to be given or delivered or permitted under or by reason of the provisions of this Agreement, or in connection with the transactions contemplated hereby shall be in writing and shall be deemed to be delivered and received by the intended recipient as follows: (a) if personally delivered, on the Business Day of such delivery (as evidenced by the receipt of the personal delivery service); (b) if mailed by certified or registered mail return receipt requested, four (4) Business Days after the aforesaid mailing; (c) if delivered by overnight courier (with all charges having been prepaid), on the second Business Day of such delivery (as evidenced by the receipt of the overnight courier service of recognized standing); or (d) if delivered by facsimile transmission, on the Business Day of such delivery if sent by 6:00 p.m. in the time zone of the recipient, or if sent after that time, on the next succeeding Business Day (as evidenced by the printed confirmation of delivery generated by the sending party’s telecopier machine). If any notice, demand, consent, request, instruction or other communication cannot be delivered because of a changed address of which no notice was given (in accordance with this Section 9(d)), or the refusal to accept same, the notice, demand consent, request, instruction or other communication shall be deemed received on the Business Day the notice is sent (as evidenced by a sworn affidavit of the sender). All such notices, demands, consents, requests, instructions and other communications will be sent to the following addresses or facsimile numbers as applicable:

If to the Company, to it at:

3003 West Olive Avenue
Burbank, California 91510-4590
Attn: Chief Financial Officer
Telecopy No.: (818) 566-6690

with a copy of all notices and communications sent to the Company, concurrently sent to:

Sidney Horn, Esq.
Stikeman Eliot
Suite 4000
1155 René-Lévesque Blvd. West, 40th Floor
Montreal, Quebec H3B 3V2
Canada
Telecopy No.: (514) 397-3416

and

Jerome Coben, Esq. and
Jonathan Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Telecopy No.: (213) 687-5600

If to the Executive, to him at:

3003 West Olive Avenue
Burbank, California 91510-4590
Telecopy No.: (818) 566-6690

and

3442 Malaga Court
Calabasas, CA 91302

with a copy of all notices and communications concurrently sent the Executive, concurrently sent to:

Jordan E. Ringel, Esq.
Pavia & Harcourt LLP
600 Madison Avenue, 12th Floor
New York, New York 10022
Telecopy No.: (212) 980-3185

(e)  The failure of a party to insist upon strict adherence to any term or provision of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or provision on any other occasion or any other term or provision of this Agreement. Any waiver shall be limited to the specific instance for which it is given, shall be in writing and shall be executed by the party affected thereby. This Agreement may not be waived, amended, modified or altered, except by an instrument in writing duly executed by each of the Company and the Executive.

(f)  The invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of the remaining terms or provisions of this Agreement which shall remain in full force and effect and any such invalid or unenforceable term or provision shall be given full effect as far as is possible under applicable law. If any term or provision of this Agreement is invalid or unenforceable in one jurisdiction, it shall not affect the validity or enforceability of that term or provision in any other jurisdiction.

(g)  This Agreement is not assignable by either party, except that it shall be assignable in connection with any merger or consolidation of the Company, or another transaction in which all or substantially all of the Company’s assets or stock are transferred; provided such successor assumes all of the duties and obligations of the Company hereunder. This Agreement shall inure to the benefit of the successors, permitted assigns, heirs, estate and legal representatives of the parties hereto. The duties and obligations of the Executive hereunder may not be delegated.

(h)  Section headings are inserted herein for convenience of reference only, shall have no substantive effect and shall not be taken into account in connection with the interpretation or construction of this Agreement.

(i)  Except as otherwise provided herein, all terms and provisions of this Agreement shall survive any termination or expiration of the Executive’s employment, regardless of the reason therefor.

10.    Election of Consultant Status.

At any time after completing two (2) years of service under this Agreement, but not later than the completion of four (4) years of service, the Executive may, in his sole discretion and upon notice to the Company, elect to terminate his full-time employment with the Company hereunder become a consultant to the Company for the greater of two (2) years or the remainder of the Term (the “Consultancy Period”) and such election shall not constitute a breach of this Agreement by the Executive, but if the Company has given notice to the Executive pursuant to Section 2 that the Company does not intend that the Term be extended, in no event shall the Executive’s aggregate compensation during his employment with the Company and during the Consultancy Period be greater than if the Executive remained a full-time employee of the Company for the duration of the initial Term. From and after such election, the Executive’s base salary and bonus, as provided in Sections 3(a) and 3(b) of this Agreement, respectively, shall be 50% of the amount to which Executive would be entitled absent such election and the Executive shall be entitled to receive all other benefits to which the Executive is entitled under this Agreement for the entire Consultancy Period. If any portion of the Consultancy Period extends beyond June 30, 2007, the Executive’s bonus for such portion of the Consultancy Period shall be equal to 50% of the bonus determined for the year ending June 30, 2007, to which Executive would be entitled absent such election, prorated for the portion of a full year that such portion of the Consultancy Period represents. Additionally, upon such election, 50% of the then unvested stock options granted to Executive by the Parent shall terminate and expire. The Executive shall continue to vest in the remainder of the stock underlying the options for so long as Executive remains a consultant to the Company pursuant to this Agreement. During the Consultancy Period, the Executive shall have discretion as to the form, manner and place in which his services shall be rendered and the Executive shall devote to the Company’s affairs such time as he may, in his discretion, consider necessary. The Company shall not require the Executive to devote any specific amount of time to providing services during the Consultancy Period. The Company further acknowledges that during the Consultancy Period the Executive may have various obligations and commitments to third parties.

11.    Other Agreements.

(a)  Upon the occurrence of the Employment Date, this Agreement shall automatically supersede and replace any employment agreement then in effect between the Executive and the Company or any of its subsidiaries including, without limitation, the 1997 Employment Agreement. Until the Employment Date, the Employee shall not have any duties or obligations hereunder. In addition, the Executive acknowledges that he is not entitled to any payments or other benefits on account of termination of employment from, or a change of control of, the Company or any of its subsidiaries, as a result, directly or indirectly, of the consummation of the Merger, including, but not limited to, Executive’s put right with respect to his shares of stock in dick clark productions, inc., as described in Section 3 of the Shareholders Agreement between the Executive and Mr. Clark dated as of July 1, 1991, as amended July 1, 1997. Notwithstanding anything set forth herein, this Agreement shall terminate and be of no force or effect upon the termination of the Merger Agreement in accordance with its terms.

(b)  With respect to any motion picture, video, television or other programming (each a “Program”) in connection with which the Executive renders services to the Company as executive in charge of production or executive in charge, the Company shall accord the Executive (unless the Executive, in his sole discretion, elects not to receive such credit) screen credit on the Programs and credit in all paid advertising and publicity issued by or under the control of the Company with respect to any such Program, as “executive in charge of production” or “executive in charge” of the Program, as designated by the Executive, on a separate card on the screen, placement as is customary in the television and motion picture industry, and in a size no less than the size of type used to display the credit given to any other individual (other than performers) in connection with any such Program. The Company shall use its commercially reasonable best efforts to obtain any required network approval, but shall not be in breach of this Section 11(b) if such approval is not obtained. Subject to the foregoing, the Company shall determine, in its sole discretion, the manner, form, size, style, nature and placement of any credit given to the Executive. No inadvertent failure of the Company to comply with the provisions hereof with respect to credit shall constitute a breach of this Agreement, unless the Company fails to use its best efforts to cure the same, on a prospective basis only, promptly upon notice thereof. In the event of any breach of these credit provisions, the Executive’s remedies, if any, shall be limited to the right to recover damages in an action at law, and in no event shall the Executive be entitled to revoke any of the rights herein granted or to enjoin or restrain the distribution or exhibition of the Programs.

(c)  This Agreement has been duly executed and delivered by the Executive and constitutes a valid and binding obligation of the Executive, enforceable against the Executive in accordance with its terms. Neither the execution, delivery or performance of this Agreement nor the performance by the Executive of his obligations hereunder will (i) violate or conflict with any provision of any applicable laws, or (ii) violate, be in conflict with, or constitute a breach or default (or any event which, with the passage of time or notice or both, would become a default) under, any material agreement or contractual or other material obligation to which the Executive is a party.

(d)  This Agreement has been duly executed and delivered by the Company and the Parent and constitutes a valid and binding obligation of the Company and the Parent, enforceable against the Company and the Parent in accordance with its terms. Neither the execution, delivery or performance of this Agreement nor the performance by the Company and the Parent of their obligations hereunder will (i) violate or conflict with any provision of any applicable law or the certificate of incorporation or by-laws of the Parent or the Company, or (ii) violate, be in conflict with, or constitute a breach or default (or any event which, with the passage of time or notice or both, would become a default) under, any material agreement or contractual or other material obligation to which the Company or the Parent is a party.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the day and year first above written.

DICK CLARK PRODUCTIONS, INC.

By:	/s/ RICHARD W. CLARK
Richard W. Clark Chairman and Chief Executive Officer
DCPI INVESTCO, INC.

By:	/s/ PIERRE BELANGER	By:	/s/ HELENE BELANGER
	Pierre Belanger President		Helene Belanger Vice President

EXECUTIVE

By:	/s/ FRANCIS C. LA MAINA
Francis C. La Maina

Exhibit A

DCPI Investco, Inc. Management Bonus Plan

DCPI INVESTCO, INC.
Management Bonus Plan

1.    Purposes.    The purposes of the DCPI Investco, Inc. Management Bonus Plan are to reinforce corporate, organizational and business development goals; to promote the achievement of year-to-year and long-range financial and other business objectives; and to reward the performance of individual officers and other key employees in fulfilling their personal responsibilities for long-range achievements.

2.    Definitions.    Capitalized terms used but not otherwise defined herein shall have the following meanings:

(a)  “Acquisition Indebtedness” shall mean all indebtedness incurred in connection with the financing of the transactions contemplated by the Merger including any refinancings thereof.

(b)  “Administrator” shall mean a committee of the Board, a majority of the members of which are not Participants, but that includes at least one of the Executives.

(c)  “Applicable Threshold” shall have the meaning given to it under Section 5(a)(iv).

(d)  “Award” shall mean a compensation award, granted pursuant to the Plan, the amount of which is determined under Section 5(b).

(e)  “Board” shall mean the Board of Directors of the Company.

(f)  “Bonus Pool” shall mean the amount available for Awards with respect to a given Fiscal Year, the amount of which is determined under Section 5(a).

(g)  “Cause” shall have the respective meaning given to it in a Participant’s employment agreement with the Company or its subsidiaries. If a Participant is not a party to an employment agreement with the Company, or if “Cause” is not defined therein, Cause shall be determined by the Administrator in good faith.

(h)  “CDP Restaurant Bridge Loan” shall mean a bridge loan of U.S. $6.5 million made to the Company or one of its subsidiaries by Capital Communications CDPQ Inc. or one of its affiliates in connection with the Merger.

(i)  “Company” shall mean DCPI Investco, Inc., a Delaware corporation and its successors.

(j)  “Effective Date” shall mean the effective date of the Merger.

(k)  “Entertainment Business” shall mean the business and operations of the Company and its subsidiaries, on a consolidated basis, excluding the ownership, operation, management and disposal of restaurants, but including licensing fees received from third parties in connection with restaurants operated by such third parties.

(l)  “EBITDA” shall mean, for any period, the earnings before interest, taxes, depreciation and amortization of the Entertainment Business, determined in accordance with GAAP, without any deduction for (i) Management Fees; (ii) accrued amounts payable under the Plan; (iii) any accruals for fees related to any of the Acquisition Indebtedness; (iv) any costs or expenses (including, without limitation, attorneys fees and expenses, accounting fees, and investment banking fees) associated with, or incurred in connection with, the Merger; (v) premiums and charges associated with the discharge of any indebtedness; (vi) any payments in respect of any indebtedness for borrowed money; and (vii) write-offs of goodwill under Statement of Financial Accounting Standards (“SFAS”) No. 142 and write-offs related to discontinued operations pursuant to SFAS No. 144.

(m)  “Executives” shall mean Richard W. Clark, Francis C. La Maina and Jules Haimovitz. References herein to employment of the Executives with the Company will include employment with the Company’s subsidiaries.

(n)  “Fiscal Year” shall mean the fiscal year of the Company.

(o)  “GAAP” shall mean U.S. generally accepted accounting principles in effect from time to time.

(p)  “Management Fees” shall mean any amounts payable pursuant to Section 10.11 of the Stockholder’s Agreement.

(q)  “Merger” shall mean the merger of DCPI Mergerco, Inc., a Delaware corporation, with and into the Company, pursuant to the Agreement and Plan of Merger, dated as of February 13, 2002, by and among DCPI Investco, Inc., Capital Communications CDPQ Inc., DCPI Mergerco, Inc. and dick clark productions, inc.

(r)  “Participant” shall mean an individual selected by the Administrator to receive an Award hereunder.

(s)  “Plan” shall mean this DCPI Investco, Inc. Management Bonus Plan.

(t)  “Stockholders Agreement” shall mean the Stockholders Agreement, dated as of February 13, 2002, by and among Richard W. Clark, Jules Haimovitz, Francis C. La Maina, Henry D. Winterstern, Mosaic Media Group, Inc., Capital Communications CDPQ Inc., DCPI Investco, Inc., and dick clark productions, inc.

3.    Administration

(a)  The Plan shall be administered by the Administrator. Subject to Section 6(a), the Administrator shall have the authority, in its sole but good faith discretion, subject to and not inconsistent with the express provisions of the Plan or the express provisions of any employment agreement to which any Participant is a party, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, including, without limitation, the authority to determine the Participants of the Plan (other than the Executives, who shall be entitled to participate in the Plan in accordance with Section 4 hereof); to determine the terms, conditions, restrictions and performance criteria relating to the Plan to the extent not inconsistent with the express provisions of the Plan; to make adjustments in the Plan’s performance criteria in recognition of unusual or non-recurring events affecting the Entertainment Business, or in response to changes in applicable laws, regulations, or GAAP; to construe and interpret the terms of the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; and to make all other determinations reasonably deemed necessary or advisable for the administration of the Plan.

(b)  All decisions, determinations and interpretations of the Administrator made in good faith and in accordance with the terms and provisions of the Plan shall be final and binding on all persons, including the Company, the Participants (or any person claiming any rights under the Plan from or through any Participant) and any stockholder of the Company.

(c)  No member of the Administrator shall be liable for any action taken or determination made in good faith with respect to the Plan.

4.    Eligibility.    The Administrator, in its sole discretion, shall determine the Participants in the Plan. The Executives shall be Participants at all times during the respective terms of their employment with the Company or as otherwise required by the terms of their employment agreements or as otherwise provided herein

5.    Determination of Awards

(a)  Amount Available for Awards.    Each Fiscal Year, a Bonus Pool shall be available for distribution as Awards, determined as follows:

(i)  50% of the amount, if any, by which EBITDA for such Fiscal Year exceeds the Applicable Threshold, calculated in an amount not to exceed $5 million above the Applicable Threshold; plus

(ii)  40% of the amount, if any, by which EBITDA for such Fiscal Year exceeds the Applicable Threshold by more than $5 million.

(iii)  Applicable Threshold.    The Applicable Threshold for each Fiscal Year shall be:

For Fiscal Year ending on June 30:	Applicable Threshold
2003	$ 9.0 million
2004	$ 9.25 million
2005	$ 9.5 million
2006	$ 9.75 million
2007	$10.0 million

(iv)  The Applicable Threshold for a Fiscal Year may be reviewed and adjusted by the Administrator in good faith and the Administrator and Executives shall negotiate in good faith equitable adjustments to the Applicable Threshold if (1) the Company’s Fiscal Year has been changed, or (2) the sum of (A) the outstanding principal amount of interest-bearing indebtedness for borrowed money (excluding the CDP Restaurant Bridge Loan), (B) stockholders equity, and (C) the cumulative amount of write-offs of goodwill under SFAS No.

142 and write-offs related to discontinued operations pursuant to SFAS No. 144 after the Effective Date, in each case, of the Company and its subsidiaries, on a consolidated basis, at the end of such Fiscal Year, calculated in accordance with GAAP, based on the Company’s audited financial statements for such Fiscal Year, exceeds $70 million. The Administrator shall defer payment of any portion of an Award that has not yet been determined as a result of a failure to determine the adjustment to the Applicable Threshold required pursuant to (1) or (2) above. The Applicable Threshold will not be adjusted for the deferral of any cash payments with respect to EBITDA earned with respect to the Golden Globe Awards, which amount shall be included in EBITDA.

(v)  If the payment of any Management Fees and Awards would breach, or result in a default under, any of the Company’s then existing debt covenants, the payment of the Management Fees and the Awards will be deferred until paid. Any deferred Award will accrue interest at the Prime Rate (as defined in the Stockholders Agreement) plus 1% from the date such payment was initially due until paid in full. Any deferred Award will be paid, together with accrued interest as soon as the Company is permitted to do so under its debt covenants.

(b)  Allocation of Bonus Pool.

(i)  Allocation to the Executives.    The following percentages of the Bonus Pool shall be allocated to the Executives as Awards with respect to each Fiscal Year:

Richard W. Clark—35%
Francis C. La Maina—25%
Jules Haimovitz—25%

(ii)  Allocation to Other Participants.    Allocation of the Bonus Pool as Awards to Participants other than the Executives shall be determined by the Administrator, taking into account the recommendation of the Board.

(iii)  Unallocated Amounts.    If any portion of the Bonus Pool for a Fiscal Year is not allocated by the Administrator within 120 days after the end of a Fiscal Year (excluding any deferral pursuant to Section 5(a)(iv)), such unallocated portion shall be available for general use by the Company and shall not be added to the Bonus Pool for any subsequent Fiscal Year.

(c)  Limitation on Awards.    No Award to any Executive with respect to any Fiscal Year shall be greater than 150% of the Executive’s annual base salary for such Fiscal Year. Awards to all other Participants (excluding the Executives) with respect to any Fiscal Year shall not exceed $500,000 in the aggregate.

(d)  Time and Form of Payments.    Awards for each Fiscal Year shall be paid in cash as soon as reasonably practicable after the receipt by the Company from its independent public accountants of the audited financial statements of the Company and its subsidiaries for such Fiscal Year, but in no event later than one hundred twenty (120) days after the end of the applicable Fiscal Year.

(e)  Proration for Termination of Employment.

(i)  If a Participant’s employment is terminated prior to the end of a Fiscal Year by his death or by the Company as a result of his disability, the Award payable with respect to that Fiscal Year shall be calculated (A) if such termination occurs during the first quarter of the Fiscal Year, by multiplying the Award amount to which the Participant would otherwise be entitled for such entire Fiscal Year by a fraction, the numerator of which is the number of days in such Fiscal Year prior to the date of termination and the denominator of which is the number of days in such Fiscal Year; and (B) if such termination occurs subsequent to the first quarter of the Fiscal Year, as if the Participant had been employed for that entire Fiscal Year.

(ii)  If a Participant’s employment with the Company or its subsidiaries terminates prior to the end of a Fiscal Year (A) by the Company Without Cause, or (B) by the Participant pursuant to the exercise of a right to terminate the Participant’s employment upon a “change of control,” if permitted in the employment agreement between the Participant and the Company, as then in effect, the Award payable with respect to such Fiscal Year shall determined by multiplying the Award payable to the Participant had the Participant not terminated employment prior to the end of such Fiscal Year by a fraction, the numerator of which is the number of days in such Fiscal Year prior to the date of termination and the denominator of which is the number of days in such Fiscal Year.

(iii)  If the Participant’s employment is properly terminated prior to the end of any Fiscal Year for Cause, no Award shall be payable to the Participant with respect to that Fiscal Year.

(f)  Proration for Short Fiscal Year.    Awards with respect to a short Fiscal Year (a Fiscal Year that is less than twelve (12) months), shall be calculated (i) by multiplying the amount of EBITDA for such short Fiscal Year by a fraction, the numerator of which is twelve (12) and the denominator of which is the number of months in such short Fiscal Year; (ii) by determining the amount of the Award in accordance with Section 5(b) based on the amount resulting from the calculations in clause (i) above; and (iii) by multiplying such amount resulting from the calculation in clause (ii) above by a far and the denominator of which is twelve (12).

(g)  Personal Services Companraction, the numerator of which is the number of full or partial months in such short Fiscal Year. If any Executive’s services are made available to the Company by a personal services company, all Awards hereunder for such Executive shall be payable to such personal service company.

6.    General Provisions

(a)  Amendment and Termination.    The Plan may be amended or terminated by the Administrator at any time; provided that the Plan may not be terminated, amended or modified in any manner that is adverse or detrimental to any of the Executives without the affected Executive’s prior written consent. The Plan will automatically terminate after payment of Awards with respect to the Fiscal Year ending June 30, 2007.

(b)  No Right to Continued Employment.    Nothing in the Plan shall confer upon any Participant the right to continue in the employ of, or service with, the Company or any of its subsidiaries or to be entitled to any remuneration or benefits not set forth in the Plan or to interfere with or limit in any way the right of the Company or any of its subsidiaries to terminate such Participant’s employment or service with the Company.

(c)  Withholding Taxes.    The Company shall have the right to withhold the amount of any taxes that the Company may be required to withhold before delivery of payment of any bonus hereunder, or to make such other arrangements for the withholding of taxes that the Company deems satisfactory.

(d)  Unfunded Status of Awards.    The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to the Plan, nothing contained in the Plan shall give any such Participant any rights that are greater than those of a general creditor of the Company.

(e)  Effective Date.    The Plan shall become effective on the Effective Date.

(f)  Governing Law.    The Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

(g)  Conflict with Employment Agreements.    If there is any inconsistency between the terms of any employment agreement of a Participant with the Company or any of its subsidiaries, and any of the terms of the Plan, the terms of the employment agreement shall govern and be controlling.

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